Exhibit 99.1

PRIMA BIOMED LTD

Australian Cancer Treatment Company

ACN 009 237 889

Notice of 2013

Annual General Meeting

Including Explanatory Notes and Proxy Form

To be held on:

Friday, 15 November 2013

10.30 am (AEDT) (registration commencing at 10.00 am)

At:

Radisson Blue Plaza Hotel Sydney, 27 O’Connell Street, Sydney, NSW, 2000, Australia

This is an important document. It should be read in its entirety. If you are in doubt as to the course you should follow, consult your financial or other professional adviser.

Prima BioMed Ltd

ACN 009 237 889

NOTICE OF 2013 ANNUAL GENERAL MEETING

Notice is hereby given that the 2013 Annual General Meeting of Prima BioMed Ltd ACN 009 237 889 (Company) will be held at Radisson Blue Plaza Sydney, 27 O’Connell Street, Sydney, NSW, 2000, Australia on Friday, 15 November 2013 at 10.30am (AEDT), for the purposes of transacting the following business.

The Explanatory Notes and Proxy Form accompanying this Notice of 2013 Annual General Meeting are incorporated in and comprise part of this Notice of 2013 Annual General Meeting.

BUSINESS

2013 Annual Financial Report

To receive and consider the Annual Financial Report of the Company for the year ended 30 June 2013, comprising the Financial

Report, the Directors’ Report, and the Audit Report.

NON-BINDING RESOLUTION

To consider, and if thought fit, to pass, with or without amendment, the following non-binding resolution:

Resolution 1: Non-binding resolution to adopt Remuneration Report

“That, for the purposes of section 250R(2) of the Corporations Act 2001 (Cth) (Corporations Act) and for all other purposes, the 2013 Remuneration Report as published in the Directors’ Report of the Annual Financial Report of the Company for the year ended 30 June 2013 be adopted.”

Further Information

Further details in respect of Resolution 1 are set out in the Explanatory Notes accompanying this Notice of 2013 Annual General Meeting.

Voting Exclusion Statement

As required by the Corporations Act, the Company will disregard any votes cast on Resolution 1 by or on behalf of:

(a) a member of the key management personnel named in the Remuneration Report (KMP); or

(b) a closely related party of a member of any KMP,

unless the vote is cast as proxy for a person entitled to vote in accordance with a direction on the Proxy Form or by the Chairman pursuant to an express authorisation to exercise the proxy.

ORDINARY RESOLUTIONS

To consider, and if thought fit, to pass, with or without amendment, the following ordinary resolutions:

Resolution 2: Re-election of Director – Ms Lucy Turnbull, AO

“That, Lucy Turnbull, a director of the Company, who retires in accordance with the Company’s Constitution and, being eligible, offers herself for re-election, be re-elected as a director of the Company.”

Further Information

Further details in respect of Resolution 2 are set out in the Explanatory Notes accompanying this Notice of 2013 Annual General Meeting.

Resolution 3: Re-election of Director – Mr Martin Rogers

“That, Martin Rogers, a director of the Company, who retires in accordance with the Company’s Constitution and, being eligible, offers himself for re-election, be re-elected as a director of the Company.”

Further Information

Further details in respect of Resolution 3 are set out in the Explanatory Notes accompanying this Notice of 2013 Annual General Meeting.

Resolution 4: Re-election of Director – Dr Russell Howard

“That, Russell Howard, a director of the Company appointed by the board during the year, who retires in accordance with the Company’s Constitution and, being eligible, offers himself for re-election, be re-elected as a director of the Company.”

Further Information

Further details in respect of Resolution 4 are set out in the Explanatory Notes accompanying this Notice of 2013 Annual General Meeting.

PROXIES

Appointing a proxy

Members are entitled to appoint up to two proxies to act generally at the 2013 Annual General Meeting on their behalf, and to vote in accordance with their directions on the Proxy Form. A proxy need not be a member. A personalised Proxy Form is attached to this Notice of 2013 Annual General Meeting.

Where two proxies are appointed, each proxy can be appointed to represent a specified proportion or number of the votes of the member. If no number or proportion of votes is specified, each proxy may exercise half of the member’s votes. Neither proxy is entitled to vote on a show of hands if more than one proxy attends the 2013 Annual General Meeting.

If you appoint a proxy, the Company encourages you to direct your proxy how to vote on each resolution by marking the appropriate boxes on the Proxy Form.

Completed Proxy Forms (together with any authority under which the Proxy Form was signed, or a certified copy of the authority) must be returned by 10.30am (AEDT) on Wednesday, 13 November 2013:

by mail to the Boardroom Pty Limited, GPO Box 3993, Sydney, NSW, 2000,2001;

personally to Boardroom Pty Limited at Level 7, 207 Kent Street, Sydney, NSW, 2000; or

by facsimile to + 61 (0)2 9279 0664.

by online: www.boardroomlimited.com.au/vote/primabiomedagm2013

Further instructions are on the reverse of the Proxy Form.

Undirected proxies

Where permitted, the Chairman of the Meeting will vote undirected proxies in favour of all Resolutions, even though Resolution 1 is connected with the remuneration of the KMP. Accordingly, if you want to vote against or abstain from voting on any of these Resolutions, you should direct your proxy how to vote in respect of that Resolution by completing the vote directions in Step 2 of the Proxy Form.

Corporate representatives

A corporation which is a member, or which has been appointed a proxy, may appoint an individual to act as a representative to vote at the 2013 Annual General Meeting. The appointment must comply with section 250D of the Corporations Act. The representative should bring to the 2013 Annual General Meeting evidence of his or her appointment unless it has previously been provided to the Share Registry.

VOTING EXCLUSION

Where a voting exclusion applies, the Company need not disregard a vote if it is cast by a person as a proxy for a person who is entitled to vote in accordance with the directions on the Proxy Form or it is cast by the Chairperson of the Meeting as proxy for a person who is entitled to vote in accordance with a direction on the Proxy Form to vote as the proxy decides.

ENTITLEMENT TO ATTEND AND VOTE AT THE 2013 ANNUAL GENERAL MEETING

All members may attend the 2013 Annual General Meeting. The Directors have determined that for the purposes of voting at the meeting, Shares will be taken to be held by the persons who are registered as the holders of those Shares as at 7pm (AEST) on 13 November 2013.

Dated: 4 October 2013

By the order of the Board

Deanne Miller

Company Secretary

The accompanying Explanatory Notes and Proxy Form including Voting Instructions form part of this Notice of 2013 Annual General Meeting.

Prima BioMed Ltd ACN 009 237 889

EXPLANATORY NOTES TO NOTICE OF 2013 ANNUAL GENERAL MEETING

These Explanatory Notes accompany and form part of the Prima BioMed Ltd Notice of 2013 Annual General Meeting to be held on Friday, 15 November 2013 at 10.30am (AEDT). The Notice of 2013 Annual General Meeting should be read together with these Notes.

BUSINESS

2013 Annual Financial Report

To receive and consider the Annual Financial Report of the Company for the year ended 30 June 2013, comprising the Financial Report, the Directors’ Report, and the Audit Report. At the Meeting, a representative of the Company’s auditors, PriceWaterhouseCoopers, will be available to answer any questions of the members.

NON-BINDING RESOLUTION

Resolution 1: Non-binding resolution to adopt Remuneration Report

1.1 General

Pursuant to section 250R(2) of the Corporations Act, at the Meeting, the Company must propose a resolution that the Remuneration Report be adopted. The vote on this Resolution is advisory only and does not bind either the Directors or the Company.

The purpose of Resolution 1 is to lay before the members the Company’s Remuneration Report so that members may ask questions about or make comments on the management of the Company in accordance with the requirements of the Corporations Act, and vote on a non-binding resolution to adopt the Remuneration Report for the year ended 30 June 2013.

The Remuneration Report is contained within the 2013 Annual Report. You may access the Annual Report by visiting the Company’s website www.primabiomed.com.au or you may order a hard copy of the Annual Report by phoning +61 (0) 2 9276 1224.

1.2 Voting exclusion statement

A voting exclusion statement is included in the Notice accompanying this Explanatory Note.

1.3 Directors’ Recommendation

The Board recommends that members vote in favour of Resolution 1.

ORDINARY RESOLUTIONS

Resolution 2: Re-election of Director – Ms Lucy Turnbull, AO

2.1 General

At each annual general meeting of the Company, an election of directors, other than the Managing Director, must be held, in accordance with the Company’s Constitution. No Director (except a Managing Director) may retain office for a period in excess of three years without submitting himself or herself for re-election, and in the event that no Director has held office for three years, the longest serving Director must submit himself or herself for re-election. A Director who retires from office by rotation and is eligible for re-election may offer himself or herself for re-election.

Ms Turnbull retires by rotation and offers herself for re-election as a Director.

Ms Turnbull AO is an urbanist, businesswoman and philanthropist with longstanding interest in cities and their planning and technological and social innovation.

Ms Turnbull chaired ASX listed WebCentral Ltd from 2004 to 2006 when it was acquired by ASX listed Melbourne IT Limited. She was a director of Melbourne IT Limited from 2006 to 2010. She chairs the Committee for Sydney and was Deputy Chair of the COAG Reform Council’s Cities Expert Panel advising on its Metropolitan Strategic Planning Report. She was the first female Lord Mayor of the City of Sydney from 2003 to 2004 and before that was Deputy Mayor from 1999 to 2003. She is a board member of the Cancer Institute of NSW and the Australian Technology Park, Redfern.

In 2012 she was awarded an Honorary Doctorate of Business by the University of NSW for her contribution to business, philanthropy and local government. In 2011 she became an Officer of the Order of Australia for distinguished service to the community, local government and business.

2.2 Directors’ Recommendation

The Board recommends that members vote in favour of Resolution 2.

Resolution 3: Re-election of Director – Mr Martin Rogers

3.1 General

At each annual general meeting of the Company, an election of directors, other than the Managing Director, must be held, in accordance with the Company’s Constitution. No Director (except a Managing Director) may retain office for a period in excess of three years without submitting himself or herself for re-election, and in the event that no Director has held office for three years, the longest serving Director must submit himself or herself for re-election. A Director who retires from office by rotation and is eligible for re-election may offer himself or herself for re-election.

Mr Rogers retires by rotation and offers himself for re-election as a Director.

Martin Rogers is a successful startup investor and company director. Mr Rogers has Chemical Engineering and Science degrees and has a depth of experience in incubating companies and publicly listed organisations.

Mr Rogers has experience in all aspects of financial, strategic and operational management and has helped to raise over $100m cash equity. Mr Rogers has been both an investor and senior executive in a private funded advisory business in the science and biotechnology sectors, where he was instrumental in significantly increasing the value of those investments. Mr Rogers has also holds a number of not-for-profit roles. Mr Rogers is also Chairman of OncoSil Medical Ltd, Chairman of Consegna Ltd, and non-executive director of Cellmid Ltd. He is the former CEO of the Company.

3.2 Directors’ Recommendation

The Board recommends that members vote in favour of Resolution 3.

Resolution 4: Re-election of Director – Dr Russell Howard

4.1 General

In accordance with clause 24.4(a) of the Company’s Constitution, the Board may appoint any person to be a director, either to fill a casual vacancy or as an additional director. Any director appointed by the Board under this clause may hold office only until the next annual general meeting when he or she is then eligible for re-election. Dr Howard was appointed as a Director by the Board on 8 May 2013. He retires as required by clause 24.4(b) of the Company’s Constitution and offers himself for re-election as a Director.

Dr Howard is an Australian scientist, CEO, and entrepreneur. He was recently the overall winner of the 2013 Advance Global Australian Award for his global impact on the biotechnology field and green chemistry. He was a pioneer in the field of molecular parasitology and in leading the commercialization of one of the most important methods used widely today in molecular biology today called “DNA Shuffling” or “Molecular Breeding.” He is an inventor for five patents and has over 140 scientific publications.

After earning his PhD in biochemistry from the University of Melbourne, Dr Howard has held positions at a number of leading research laboratories around the world, including the Immunoparasitology Laboratory at the Walter & Eliza Hall Institute in Melbourne and the National Institutes of Health in Bethesda, Maryland where he became a tenured investigator. In industry, Dr. Howard worked at Schering-Plough’s DNAX Research Institute of Molecular and Cellular Biology in Palo Alto, California; was the President and Scientific Director of Affymax, Inc.; and was the co-founder and CEO of Maxygen, Inc. after its spin-out of Affymax-GlaxoWellcome.

As Maxygen’s CEO, Dr Howard led its IPO and a secondary offering raising a total of US$260 million in capital. Under Dr Howard, Maxygen successfully developed and partnered dozens of technology applications and products. After leaving Maxygen in 2008, Dr Howard started the CleanTech company Oakbio, Inc. and remains involved in a number of other innovative biotechnology companies.

4.2 Directors’ Recommendation

The Board recommends that members vote in favour of Resolution 4.

GLOSSARY

In this Explanatory Note, the following words have the following meanings:

ASIC means the Australian Securities & Investments Commission;

ASX means ASX Limited ACN 008 624 691;

ASX Listing Rules means the listing rules of ASX;

Board means the board of Directors from time to time, as the context requires;

Corporations Act means the Corporations Act 2001 (Cth);

Company means Prima BioMed Ltd ACN 009 237 889;

Director means a director of the Company;

KMP means a member of the key management personnel named in the Remuneration Report;

Meeting means this Annual General Meeting;

Related Party has the meaning set out in the ASX Listing Rules;

Remuneration Report means the Remuneration Report as published in the Directors’ Report of the Annual Financial Report of the

Company for the year ended 30 June 2013; and

Shares means ordinary shares in the Company.

Prima BioMed Ltd

ABN 90 009 237 889

PRIMA BIOMED LTD

Australian Cancer Treatment Company

FOR ALL ENQUIRIES CALL:

(within Australia) 1300 737 760

(outside Australia) +61 2 9290 9600

FACSIMILE

+61 2 9290 9655

ALL CORRESPONDENCE TO:

Boardroom Pty Limited

GPO Box 3993, Sydney

NSW 2001 Australia

YOUR VOTE IS IMPORTANT

FOR YOUR VOTE TO BE EFFECTIVE IT MUST BE RECORDED BEFORE 10.30AM (AEDT) WEDNESDAY, 13 NOVEMBER 2013

TO VOTE ONLINE

STEP 1: VISIT www.boardroomlimited.com.au/vote/primabiomedagm2013

STEP 2: Enter your holding/investment type:

STEP 3: Enter your Reference Number:

STEP 4: Enter your Voting Access Code:

PLEASE NOTE: For security reasons it is important you keep the above information confidential

STEP 1 Appointment of Proxy

Indicate here who you want to appoint as your Proxy

If you wish to appoint the Chairman of the Meeting as your proxy, mark the box. If you wish to appoint someone other than the Chairman of the Meeting as your proxy, please write the full name of that individual or body corporate. If you leave this section blank, or your named proxy does not attend the meeting, the Chairman of the Meeting will be your proxy. A proxy need not be a securityholder of the company. Do not write the name of the issuer company or the registered securityholder in the space.

Proxy which is a Body Corporate

Where a body corporate is appointed as your proxy, the representative of that body corporate attending the meeting must have provided an “Appointment of Corporate Representative” prior to admission. An Appointment of Corporate Representative form can be obtained from the company’s securities registry.

Appointment of a Second Proxy

You are entitled to appoint up to two proxies to attend the meeting and vote on a poll. If you wish to appoint a second proxy, an additional Proxy Form may be obtained by telephoning the company’s securities registry or you may copy this form.

To appoint a second proxy you must:

(a) complete two Proxy Forms. On each Proxy Form state the percentage of your voting rights or the number of securities applicable to that form. If the appointments do not specify the percentage or number of votes that each proxy may exercise, each proxy may exercise half your votes. Fractions of votes will be disregarded.

(b) return both forms together in the same envelope.

STEP 2 Voting Directions to your Proxy

You can tell your Proxy how to vote

To direct your proxy how to vote, place a mark in one of the boxes opposite each Resolution. All your securities will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be voted on any Resolution by inserting the percentage or number of securities you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on a given Resolution, your proxy may vote as he or she chooses. If you mark more than one box on a Resolution your vote on that Resolution will be invalid.

STEP 3 Sign the Form

The form must be signed

In the spaces provided you must sign this form as follows:

Individual: This form is to be signed by the securityholder.

Joint Holding: where the holding is in more than one name, all the securityholders must sign.

Power of Attorney: to sign under a Power of Attorney, you must have already lodged it with the registry. Alternatively, attach a certified photocopy of the Power of Attorney to this form when you return it.

Companies: this form must be signed by a Director jointly with either another Director or a Company Secretary. Where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person.

Please indicate the office held by signing in the appropriate place.

STEP 4 Lodgement of a Proxy

This Proxy Form (and any Power of Attorney under which it is signed) must be received at an address given below not later than 48 hours before the commencement of the Meeting at 10.30am (AEDT) on Friday, 15 November 2013. Any Proxy Form received after that time will not be valid for the scheduled Meeting.

Proxies may be lodged using the reply paid envelope or:

BY MAIL

Share Registry – Boardroom Pty Limited,

GPO Box 3993, Sydney NSW 2001 Australia

BY FAX

+ 61 (0)2 9290 9655

IN PERSON

Share Registry – Boardroom Pty Limited,

Level 7, 207 Kent Street, Sydney NSW 2000 Australia

ONLINE

www.boardroomlimited.com.au/vote/primabiomedagm2013

Attending the Meeting

If you wish to attend the Meeting please bring this form with you to assist with registration.

Prima BioMed Ltd

☐ **Your Address**
This is your address as it appears on the company's share register. If this is incorrect, please mark the box with an "X" and make the correction in the space to the left. Securityholders sponsored by a broker should advise their broker of any changes.
Please note, you cannot change ownership of your securities using this form.

STEP 1 - Appointment of Proxy

I/We being a member/s of **Prima BioMed Ltd** and entitled to attend and vote hereby appoint

☐ the Chairman of the Meeting (mark with an 'X') **OR** ____________________

If you are not appointing the Chairman of the Meeting as your proxy please write here the full name of the individual or body corporate (excluding the registered Securityholder) you are appointing as your proxy.

or failing the individual or body corporate named, or if no individual or body corporate is named, the Chairman of the Meeting, as my/our proxy at the **Annual General Meeting of Prima BioMed Ltd to be held at the Radisson Blue Plaza Hotel Sydney, 27 O'Connell Street, Sydney, NSW, 2000, Australia on Friday, 15 November 2013 at 10.30am (AEDT)** and at any adjournment of that meeting, to act on my/our behalf and to vote in accordance with the following directions or if no directions have been given, as the proxy sees fit.

If the Chairman of the Meeting is appointed as your proxy, or may be appointed by default, by signing and returning this form, you expressly authorise the Chairman of the Meeting to exercise your proxy in relation to Resolution 1 even though Resolution 1 is connected with the remuneration of the Company's key management personnel. Where permitted, subject to you marking the box below, the Chairman of the Meeting intends to vote undirected proxies in favour of Resolution 1. **If you do not wish to appoint the Chairman of the Meeting to vote on Resolution 1 in this manner, it will be necessary for you to complete the vote directions in Step 2.**

STEP 2 - Voting directions to your Proxy - Please mark ☒ to indicate your directions

Ordinary Business		For	Against	Abstain
Resolution 1.	Non-binding resolution to adopt Remuneration Report	☐	☐	☐
Resolution 2	Re-election of Director – Ms Lucy Turnbull, AO	☐	☐	☐
Resolution 3	Re-election of Director – Mr Martin Rogers	☐	☐	☐
Resolution 4	Re-election of Director – Dr Russell Howard	☐	☐	☐

*If you have appointed the Chairman of the Meeting as your proxy, or the Chairman of the Meeting may become your proxy by default, you can direct the Chairman of the Meeting to vote "For", "Against" or to "Abstain" from voting on Resolution 1 by marking the appropriate box opposite Resolution 1. If the Chairman of the Meeting is your proxy and you do not mark the box opposite Resolution 1 you are directing and expressly authorising the Chairman of the Meeting to vote in favour of Resolution 1.

STEP 3 - PLEASE SIGN HERE

This section *must* be signed in accordance with the instructions overleaf to enable your directions to be implemented.

Individual or Securityholder 1	Securityholder 2	Securityholder 3
Sole Director and Sole Company Secretary	Director	Director/Company Secretary

Contact Name .... **Contact Daytime Telephone** .... **Date** / /2013